                                                                       EXHIBIT 3

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of CanWest Global Communications Corp. (the "Company") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, on Thursday, the 27th day of January, 2005 at the hour of 2:30 p.m. (Eastern Standard Time) for the following purposes:

1. to receive the annual report, including the financial statements of the Company for the fiscal year ended August 31, 2004, together with the report of the auditors thereon;

2.    to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to transact such other business as may properly come before the meeting and any adjournment thereof.

DATED at Winnipeg, Canada this 24th day of November, 2004.

By Order of the Board of Directors

/s/ Gail S. Asper

Gail S. Asper
Secretary

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                        MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

The information contained in this management information circular ("Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the "Meeting") of the Company to be held on Thursday, January 27, 2005 at 2:30 p.m. (Eastern Standard Time) at the Design Exchange, 234 Bay Street, Toronto, Ontario, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY AND THE TOTAL COST OF THE SOLICITATION WILL BE BORNE BY THE COMPANY. The information contained herein is given as at November 24, 2004, except as otherwise noted.

PROXY INSTRUCTIONS

As a shareholder of the Company it is important that you read this information carefully and then vote your shares, either by proxy or in person at the Meeting. A proxy form is included with this Circular.

The persons who are named on the enclosed form of proxy are representatives of management of the Company and are directors and/or officers of the Company. These persons will vote the shares of the shareholder unless the shareholder appoints someone else to be his or her proxyholder. If a shareholder appoints someone else, he or she must be present at the Meeting to vote the shareholder's shares.

A shareholder who wishes to appoint some other person to represent him/her at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy. Such other person need not be a shareholder of the Company.

TO BE VALID, PROXIES MUST BE DEPOSITED WITH COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE") AT 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1, OR COMPLETED OVER THE TELEPHONE OR INTERNET IN THE MANNER SET OUT IN THE ENCLOSED FORM OF PROXY, NOT LATER THAN THE CLOSE OF BUSINESS ON JANUARY 25, 2005 OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.

VOTING BY REGISTERED SHAREHOLDERS

A shareholder is a registered shareholder if the shareholder's name appears on the shareholder's share certificate.

By proxy:

-     By telephone:

      IF THE SHAREHOLDER CHOOSES THE TELEPHONE, THE SHAREHOLDER CANNOT APPOINT ANYONE OTHER THAN THE PERSONS NAMED ON THE PROXY FORM AS THE SHAREHOLDER'S PROXYHOLDER.

-     On the Internet:

      To vote by Internet, go to the following website:
      www.computershare.com/ca/proxy.

-     By mail:

      Sign and return the enclosed form of proxy to Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, so as to arrive not later than the close of business on January 25, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting.

- BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING TO VOTE THE SHAREHOLDER'S SHARES ON THE SHAREHOLDER'S BEHALF:

      This person does not have to be a shareholder. You also have to make certain that the person who is appointed is aware that he or she is appointed and attends the Meeting.

In person:

- THE SHAREHOLDER DOES NOT NEED TO COMPLETE OR RETURN THE PROXY FORM. VOTING IN PERSON AT THE MEETING WILL AUTOMATICALLY CANCEL ANY PROXY COMPLETED EARLIER BY THE SHAREHOLDER.

VOTING BY NON-REGISTERED SHAREHOLDERS

A shareholder is a non-registered (or beneficial) shareholder if (1) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrators of RRSPs, RRIFs, RESPs and similar plans) or (2) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant, holds the shareholder's shares for the shareholder ("Intermediary(ies)").

Only registered shareholders of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company, or the persons whom they appoint as their proxies, are permitted to attend the Meeting and only registered shareholders of Multiple Voting Shares and Subordinate Voting Shares, or the persons whom they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company beneficially owned by a shareholder may be registered in the name of an Intermediary.

In accordance with the requirements of Canadian securities laws, the Company has distributed copies of the notice of meeting, this Circular, the form of proxy (except for holders of Non-Voting Shares) and the 2004 annual report (which includes management's discussion and analysis) (collectively, "meeting materials") to the Intermediaries for onward distribution to non-registered shareholders. Effective for annual meetings of shareholders taking place on or after September 1, 2004, the Company is permitted to distribute meeting materials directly to non-registered (or beneficial) shareholders who do not object to the issuers of securities they own knowing who they are. Accordingly, in accordance with applicable Canadian securities laws, meeting materials are being sent by the Company to registered shareholders and to non-registered (or beneficial) shareholders who have not objected to the disclosure of their name and address and information about their security holdings to the Company.

Intermediaries are required to forward meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to non-registered shareholders. Generally, non-registered shareholders (except for holders of Non-Voting Shares) who have not waived the right to receive meeting materials will either:

A. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. This form of proxy need not be signed by the non-registered shareholder. In this case, the non-registered shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 as described above;

      or

B. more typically, be given a voting instruction form which must be completed, signed and delivered by the non-registered shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares that they beneficially own. Should a non-registered shareholder who receives a form of proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the information on the form. IN EITHER CASE, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS THEY RECEIVE, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR THE VOTING INSTRUCTIONS FORM IS TO BE DELIVERED.

REVOCATION OF PROXIES

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it with Computershare as aforesaid; or (b) by depositing an instrument in writing executed by him/her, or by his/her attorney authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A non-registered shareholder may revoke a voting instructions form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed by proxy on any ballot that may be called in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES AS FOLLOWS:

      (a)   for the election of directors; and

      (b) for the appointment of auditors and the authorization of the directors to fix the remuneration of auditors.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments or other matters.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS
                              OF VOTING SECURITIES

The directors have established the close of business on December 15, 2004 as the record date ("Record Date") for determining the shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Canada Business Corporations Act ("CBCA"), the Company will prepare a list of the registered holders of Subordinate Voting Shares and Multiple Voting Shares as of the close of business on the Record Date. Each registered shareholder of Subordinate Voting Shares and Multiple Voting Shares will be entitled at the Meeting to vote the shares shown opposite the shareholder's name.

HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. On November 24, 2004, the Company had outstanding 99,052,678 Subordinate Voting Shares and 76,785,976 Multiple Voting Shares. Each shareholder of record at the close of business on the Record Date will be entitled to one vote for each Subordinate Voting Share and ten votes per share for each Multiple Voting Share held by him/her on all matters proposed to come before the Meeting.

HOLDERS OF NON-VOTING SHARES

The Company also has authorized an unlimited number of Non-Voting Shares to facilitate foreign investment in the Company. Holders of Non-Voting Shares are entitled to receive notice of and attend any meeting of shareholders of the Company, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Company's outstanding Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-Voting Shares at the option of the holder, while the Non-Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares only if transferred to or held by a "Canadian" holder (as defined in "Restrictions on Issuance and Transfer of Shares" contained in the Articles of Amendment of the Company filed June 4, 1996). Generally speaking, a "Canadian" is a citizen or permanent resident of Canada or a corporation or other entity where the chief executive officer and 80% of the board members are Canadian, 80% of the voting shares are beneficially owned and controlled by Canadians, and, if it is a subsidiary, 66-2/3% of the voting shares of its parent corporation are held by Canadians, and, where relevant, the parent does not influence any programming decisions of the subsidiary. On November 24, 2004, the Company had outstanding 1,441,965 Non-Voting Shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at November 24, 2004, the only persons or companies who owned of record, or who, to the knowledge of the directors and officers of the Company, owned beneficially, directly or indirectly, or exercised control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting were as follows:

                                                                   TYPE OF         NO. OF       PERCENTAGE
      NAME AND ADDRESS                  CLASS OF SECURITIES       OWNERSHIP      SECURITIES      OF CLASS
      ----------------                  -------------------       ---------      ----------      --------
CanWest Communications               Multiple Voting Shares         Direct       76,785,976       100.0%
Corporation (1)                      Subordinate Voting Shares      Direct        3,462,874         3.5%
31st Floor, CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba, Canada
R3B 3L7

AIM Funds Group                      Subordinate Voting Shares      Direct       15,922,875       16.08%
120 Bloor Street East
Toronto, Ontario
M4W 1B7

(1) Indirectly owned and controlled by trusts for the benefit of members of the family of the late I.H. Asper, including David Asper, Gail Asper and Leonard Asper who are senior officers and directors of the Company and Mrs. Ruth M. Asper. Mrs. Ruth M. Asper and the relevant trusts indirectly own and control 100% of the voting shares of CanWest Communications Corporation ("CanWest Communications") (see "Voting Trust Agreement").

VOTING TRUST AGREEMENT

All of the Company's Multiple Voting Shares and 3,462,874 of its Subordinate Voting Shares are held by CanWest Communications, the shares of which are indirectly owned and controlled by Mrs. Ruth M. Asper, and trusts for the benefit of members of the family of the late I.H. Asper, including his three children, David Asper, Gail Asper and Leonard Asper, who are senior officers and directors of the Company.

CanWest Communications, certain of its affiliates, the trusts, Mrs. Ruth M. Asper and her three children (as voting trustees) have entered into a voting trust agreement which requires the Multiple Voting Shares held by CanWest Communications to be voted as Mrs. Ruth M. Asper and the three children together determine.

The voting trust agreement also requires the Multiple Voting Shares held by CanWest Communications to be voted in favour of nominees to the Board of Directors (the "Board") who are nominated by David Asper, Gail Asper and Leonard Asper, and who, together, will be sufficient to constitute at least a majority of the Board, but as close to a simple majority as possible. For this purpose, each of David Asper, Gail Asper and Leonard Asper are entitled to nominate an equal number of the nominees making up that majority. Such nominees will be provided to the Governance and Nominating Committee of the Board which has overall responsibility for recommending nominees to the Board.

STOCK EXCHANGE REQUIRED AGREEMENT REGARDING MULTIPLE VOTING SHARES

In compliance with the rules of certain Canadian stock exchanges, CanWest Communications entered into a trust agreement dated October 9, 1991 with the Company and Montreal Trust Company of Canada (as trustee for the holders of the Subordinate Voting Shares, from time to time), as amended by a trust agreement amendment dated May 15, 1996 and a trust amendment dated January 29, 1998 (as amended, the "MVS Agreement"). The MVS Agreement provides the holders of Subordinate Voting Shares with certain rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class which is the subject of the bid. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The MVS Agreement would prevent the sale, directly or indirectly, of Multiple Voting Shares owned by CanWest Communications pursuant to a take-over bid, at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition would not apply if (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The MVS Agreement will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, CanWest Communications or the Company where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the transferor, and the sale is otherwise made in accordance with applicable law. The phrase "Asper Family" is defined to mean (i) the late I.H. Asper, (ii) Mrs. Ruth M. Asper, (iii) any issue of the late I.H. Asper (treating, for this purpose, any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the benefit of the issue of the late I.H. Asper, spouses of such issue, and Mrs. Ruth M. Asper and
(vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. "Spouse" includes a person's widow or widower.

The MVS Agreement will also not prevent sales of Multiple Voting Shares, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a "Foundation"), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the transferor (where spouse includes a widow or widower), or certain indirect sales of Multiple Voting Shares in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the Multiple Voting Shares.

On January 20, 2000, shareholders approved an amended and restated trust agreement (the "Amended and Restated MVS Agreement") to which certain Asper family trusts would become a party. The amendment is pursuant to an estate plan which was prepared for the late I.H. Asper and his family which, if implemented, would result in the 76,785,976 Multiple Voting Shares and 3,462,874 Subordinate Voting Shares of the Company currently held by CanWest Communications Corporation becoming registered in the names of the trustees of three family trusts: The David Asper Trust, The Gail Asper Trust and The Leonard Asper Trust. The shares of the Company held by CanWest Communications would be split equally among the three trusts. The trustees of each of the trusts are Mrs. Ruth M. Asper, Fred de Koning and Richard Leipsic, and the beneficiaries of the trusts are members of the Asper family, the Asper Foundation and other charitable organizations.

The Amended and Restated MVS Agreement contains terms and conditions very similar to the existing MVS Agreement except for a number of technical changes reflecting that the registered owners of Multiple Voting Shares will be the family trusts as opposed to CanWest Communications, and except for amendments to paragraphs 2(c) and 2(d) of the Trust Agreement which are designed to provide the Asper family with certain flexibility required to implement the proposed estate plan. This flexibility consists of (i) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible direct holders of Multiple Voting Shares; (ii) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible as beneficiaries of a trust which holds Multiple Voting Shares; (iii) permitting a trust which is primarily, rather than exclusively, for the benefit of the issue of the late Mr. I.H. Asper, spouses of such issue, or Mrs. Ruth M. Asper, to hold Multiple Voting Shares; and (iv) permitting a corporation which is 100% controlled by, rather than 100% owned and controlled by, Mrs. Ruth M. Asper, any issue of the late Mr. I.H. Asper or any trust primarily for the benefit of any issue of the late Mr. I.H. Asper or spouses of such issue to hold Multiple Voting Shares.

The Amended and Restated MVS Agreement will be entered into and become effective upon the trusts becoming the registered owners of the Multiple Voting Shares and Subordinate Voting Shares currently registered in the name of CanWest Communications or on a date specified by the Board. No determination has been made to take these steps.

CONSTRAINED SHARE PROVISIONS

The Company's articles state, in effect, that (i) the maximum aggregate holdings of voting shares by non-Canadian holders are limited to 33 1/3% of the total number of voting shares of the Company; and (ii) the maximum individual holdings of the shares of the Company by any single shareholder and its associates are limited to (a) the maximum number of shares which a person may, in the opinion of the Board, own, beneficially own or control, without (I) changing the effective control of the Canadian broadcasting undertakings of the Company; (II) resulting in a person, or a person and its associates, who controls less than 30% of the issued voting shares of the Company or of any person that directly or indirectly has effective control of the Company, having control of 30% or more of such voting shares; (III) resulting in a person, or a person and its associates, who owns less than 50% of the issued shares of the Company or of any person that directly or indirectly has effective control of the Company, owning 50% or more of such issued shares; or (IV) conflicting with the conditions of the broadcasting licences held by the Company or its subsidiaries with respect to changes in the ownership or effective control of the Company's broadcasting undertakings (any of the events described in clauses (I), (II), (III) and (IV) being a "Change of Control Transaction") where the Change of Control Transaction does not have the prior approval of the Canadian Radio-television and Telecommunications Commission; and (b) the maximum number of voting shares that may be issued or transferred to a non-Canadian holder without non-Canadian holders, in the aggregate, holding voting shares in excess of the maximum aggregate holdings. The Company's articles also describe as the "Constrained Class" the class of persons to whom an issue or transfer of shares may, in the opinion of the Board, adversely affect the Company's ability to qualify under any law to carry on its business or to obtain or retain any broadcasting license, including in relation to the maximum aggregate holdings, a non-Canadian holder and, in relation to the maximum individual holdings, any person who is a non-Canadian holder or who, in the opinion of the directors, intends to engage in a Change of Control transaction without the prior approval of the Canadian Radio-television and Telecommunications Commission.

In the event that an issuance or transfer of shares to a shareholder would cause the shareholder to hold shares in excess of the maximum individual holdings or would result in the number of shares held by persons in the Constrained Class exceeding the maximum aggregate holdings described above, then the articles of the Company authorize the Board to refuse to issue a share or register a transfer of a share to such shareholder.

Pursuant to the regulations under the CBCA, if Voting Shares held by or on behalf of a person in the Constrained Class exceed the maximum individual holdings, the Shares held by or on behalf of that person may not be voted. The regulations under the CBCA also provide that any corporation or trust which was not a person in the Constrained Class but becomes a person in the Constrained Class will no longer be permitted to exercise the voting rights attached to the voting shares that it holds.

                              ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting has been set by the Board pursuant to the by-laws of the Company to be nine. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. Except as indicated below, all such nominees are now directors and have been directors since the dates indicated below. Each director elected will hold office until the next annual meeting or until his/her successor is elected or appointed. In fiscal 2004, the Company had an Audit Committee, a Compensation Committee, a Pensions Committee and a Governance and Nominating Committee. The members of such committees are indicated below.

DAVID A. ASPER                 EXECUTIVE VICE PRESIDENT OF THE COMPANY AND CHAIRMAN OF        (1)
Winnipeg, Manitoba             THE NATIONAL POST
                               Mr. Asper, a lawyer, joined the Company in 1992 and has        63,622 stock options
Director since January 1997    had various responsibilities covering corporate
                               development and broadcast operations. Mr. Asper has been
Executive Vice-President (2)   actively engaged in the planning and implementation of
(4)                            broad corporate strategy.

GAIL S. ASPER                  SECRETARY OF THE COMPANY                                       (1)
Winnipeg, Manitoba             Ms. Asper, a lawyer, has been with the Company since 1989
                               serving as General Counsel until 1998 and as Corporate         33,850 stock options
Director since February 1992   Secretary since 1990. While her primary responsibilities
                               relate directly to the Company's Board, she is also
Secretary (2)                  President of the CanWest Global Foundation. She is also
                               managing director of The Asper Foundation, a private
                               charitable foundation, and serves as a director on the
                               boards of a number of major public companies, such as
                               Great-West Life Assurance Company, Great-West Life Co.
                               Inc., London Life Insurance Group Inc. and Canada Life
                               Assurance Company.

LEONARD J. ASPER               PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY           14,000 Subordinate Voting Shares (1)
Winnipeg, Manitoba             Mr. Asper, a lawyer, joined CanWest in 1991 as Associate
                               General Counsel for the Company's Global Television
Director since January 1997    station in Ontario. Thereafter, he held various positions      181,525 stock options
                               in corporate development and was Chief Operating  Officer.
President and Chief            Mr. Asper took over the Presidency of the Company in
Executive Officer (2)          1999. He serves as Chairman of the board of the Global
                               Television Network and various other CanWest Global
                               subsidiaries.

DR. LLOYD I. BARBER,           PRESIDENT EMERITUS, UNIVERSITY OF REGINA                       1,000 Subordinate Voting Shares
C.C., S.O.M., LL.D.            Dr. Barber is President Emeritus of the
Regina, Saskatchewan           University of Regina. He was appointed an Officer of the       46,706 stock options
                               Order of Canada in 1978 and was elevated to Companion
Director since February 1992   of the Order in 1993. He serves as a director of               6,394 DSUs
                               several major public Canadian companies such as Teck
Director (2)(3)(4)(5)          Comihco Ltd., Greystone Capital Management and
                               Fording Trust.

RONALD J. DANIELS              DEAN, FACULTY OF LAW, UNIVERSITY OF TORONTO                    5,228 DSUs
Toronto, Ontario               Mr. Daniels is the Dean of the Faculty of Law,
                               University of Toronto, a position he has held since
Director since January 2004    1995. He is active in public policy reformation
                               and has contributed to several public task forces. He
Director (2)(3)                was chair of the Ontario Task Force on Securities
                               Regulation and is a member of the Toronto Stock
                               Exchange Commission on Corporate Governance. He also
                               serves as a director on the board of several public
                               companies such as Great Lakes Power Inc., Rockwater
                               Capital Corporation and ACS Income Trust.

DAVID J. DRYBROUGH, FCA        BUSINESS CONSULTANT                                            7,500 stock options
East St. Paul, Manitoba        A Chartered Accountant by training, Mr. Drybrough was
                               Vice President, Finance of Winnipeg-based Gendis Inc.          5,397 DSUs
Director since March 2003      until December 2003, since his retirement in 1997 from
                               the accounting firm PricewaterhouseCoopers LLP (then
Director (2)(5)                known as Coopers & Lybrand). Mr. Drybrough serves as a
                               director and chair of the Audit Committee of Fort
                               Chicago Energy Partners LP. He is on the Board's Audit
                               Committee, increasing the strength of professional
                               accounting expertise on that committee.

PAUL V. GODFREY, C.M.          PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE TORONTO BLUE      6,698 DSUs
Toronto, Ontario               JAYS BASEBALL CLUB
                               Mr. Godfrey is President and Chief Executive Officer
Director since January 2004    of the Toronto Blue Jays Baseball Club, a position he has
                               held since September 1, 2000. From November 1992 until
Director (2)(4)                June 2000, Mr. Godfrey was President and Chief
                               Executive Officer of The Toronto Sun. He serves as a
                               director of a number of major public Canadian
                               companies such as Astral Media Inc., The Hospital for
                               Sick Children Foundation and the Molson Indy Board of
                               Trustees and is actively involved in many charitable
                               organizations. Mr. Godfrey has received many honours
                               including the City of Toronto's highest award, the
                               Civic Award of Merit, and is a member of the Order of
                               Canada.

FRANK W. KING, O.C.,           PRESIDENT OF METROPOLITAN INVESTMENT CORP.
P. ENG.                        Mr. King has been an Investment Manager for more than
Calgary, Alberta               the past five years, and is President of Metropolitan
                               Investment Corporation. He is the former Chairman and
Director since November 2004   Chief Executive Officer of the XV Olympic Winter
                               Games, which were held in Calgary in 1988. Mr. King,
Director (2)                   68, is a Director of the Calgary Chamber of Commerce,
                               Acclaim Energy Inc., Networc Health Inc., The Westaim
                               Corporation, Agrium Inc., and Wi-Lan Inc. and is a
                               Trustee of Rio-Can Real Estate Investment Trust.

THE HONOURABLE FRANK J.        COUNSEL, MCINNES COOPER                                        2,000 Subordinate Voting Shares
MCKENNA, P.C., Q.C.            A lawyer, politician, and businessman, Mr. McKenna won
Moncton, New Brunswick         three mandates as Premier of New Brunswick and                 33,797 stock options
                               achieved national prominence for his leadership. After
Director since July 1999       ten years as Premier, Mr. McKenna decided to leave             16,784 DSUs
                               politics in 1997 and now devotes his time to the
Chairman of the Board          practice of law with McInnes Cooper, an Atlantic
(2)(3)(5)                      Canada law firm. As well, he serves as a director on
                               the board of a number of major public companies such
                               as Bank of Montreal, Shoppers Drug Mart Corporation
                               and Noranda Inc.

(1) Trusts for the benefit of members of the family of the late I.H. Asper, including David Asper, Gail Asper and Leonard Asper, and Mrs. Ruth M. Asper indirectly own and control CanWest Communications which, in turn, owns 100% of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares. See "Voting Securities and Principal Holders of Voting Securities".

(2)   Member of the Governance and Nominating Committee.

(3)   Member of the Compensation Committee.

(4)   Member of the Pensions Committee.

(5)   Member of the Audit Committee.

Each of the foregoing directors, with the exception of Mr. King, were elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated a management information circular to shareholders. Unless otherwise indicated, all the directors are resident in Canada. Ms. Bennett decided not to stand for re-election to the Board in 2005 and Mr. Strike and Mr. Camilleri resigned from the Board on November 2, 2004.

                        BOARD OF DIRECTORS MEETINGS HELD
                           AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended August 31, 2004 for those Directors that are nominated for election at the Meeting that were Directors during that period.

Summary of Board and Committee Meetings Held:

            Board of Directors                       8

      (a)   Audit Committee                          5

      (b)   Compensation Committee                   5

      (c)   Pensions Committee                       2

      (d)   Governance and Nominating Committee      1

Summary of Attendance of Directors:

                                  BOARD MEETINGS     COMMITTEE MEETINGS
                                     ATTENDED             ATTENDED
David A. Asper                        8 of 8               3 of 3
Gail S. Asper                         8 of 8               1 of 1
Leonard J. Asper                      8 of 8               1 of 1
Dr. Lloyd I. Barber                   8 of 8              13 of 13
Ronald  J. Daniels                    3 of 3               3 of 3
David J. Drybrough                    8 of 8               6 of 6
Paul V. Godfrey                       3 of 3               3 of 3
The Hon. Frank J. McKenna             8 of 8              11 of 11

                         STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2004, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (the "named executive officers") for services rendered in all capacities with respect to the fiscal year ended August 31, 2004.

                              SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                      ANNUAL COMPENSATION                 ------------
                                           ------------------------------------------      SECURITIES         ALL
         NAME AND                                                        OTHER ANNUAL        UNDER           OTHER
         PRINCIPAL                         SALARY           BONUS        COMPENSATION       OPTIONS       COMPENSATION
         POSITION               YEAR          $               $              $(1)          GRANTED (2)         $
         --------               ----       -------         -------       ------------     ------------    ------------
D.A. Asper                      2004       360,000         105,000               -           12,500             -
Executive Vice President        2003       350,000          72,000               -            7,500             -
CanWest Global                  2002       350,000               -               -            7,500             -
Communications Corp.

L.J. Asper                      2004       650,000          73,125               -           30,000             -
President & Chief               2003       650,000         678,906               -           60,000             -
Executive Officer
CanWest Global                  2002       540,800               -               -                -             -
 Communications Corp.


R.C. Camilleri (3)              2004       600,000          73,800               -           20,000             -
President                       2003       600,000         360,000               -           50,000             -
CanWest MediaWorks              2002       100,000               -               -                -             -

J.E. Maguire                    2004       275,625          59,500               -           12,500             -
Chief Financial Officer         2003       262,500         118,125               -           25,000             -
CanWest Global                  2002       250,000          17,000               -                -             -
Communications Corp.

T.C. Strike(4)                  2004       520,000          78,000          10,493           20,000             -
President                       2003       500,000         316,500          12,714           40,000             -
CanWest MediaWorks              2002       500,000          60,000          13,278                -             -
International

(1) The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2) Option exercise price per share is the market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3) Mr. Camilleri was appointed to the position of Chief Operating Officer (Operations) on July 1, 2002. He was appointed to his present position on October 4, 2004.

(4) Mr. Strike was appointed to the position of Chief Operating Officer (Corporate) in September 1999. He was appointed to his present position on October 4, 2004.

OPTIONS

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Information as to options granted in respect of fiscal 2004 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

                                                                           Market Value of
                                           % of Total                    Subordinate Voting
                     Subordinate Voting  Options Granted                  Shares Underlying
                        Shares Under       to Employees     Exercise     Options on the Date
                          Option          in respect of      Price             of Grant             Expiration
    Name                    #              fiscal 2004     $/Security         $/Security              Date
D.A. Asper                12,500              2.4%            12.90             12.90              November 2013
L.J. Asper                30,000              5.7%            12.90             12.90              November 2013
R.C. Camilleri            20,000              3.8%            12.90             12.90              November 2013
J. E. Maguire             12,500              2.4%            12.90             12.90              November 2013
T.C. Strike               20,000              3.8%            12.90             12.90              November 2013

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

                                                                             VALUE OF UNEXERCISED
                   SECURITIES                     UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                    ACQUIRED      AGGREGATE       AT AUGUST 31, 2004           AT AUGUST 31, 2004
                       ON          VALUE
                    EXERCISE      REALIZED    EXERCISABLE  UNEXERCISABLE    EXERCISABLE  UNEXERCISABLE
      NAME             #             $             #             #               $             $
      ----          --------      --------    -----------  -------------    -----------  -------------
D.A. Asper             -             -          49,588       12,500            19,125            -
L. J. Asper            -             -          63,416      118,109                 -       76,500
R.C. Camilleri         -             -          16,500       73,500            26,730      105,270
J.E. Maguire           -             -          41,356       55,129                 -       31,875
T.C. Strike            -             -          30,932       88,526                 -       51,000

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement as described below.

RETIREMENT COMPENSATION ARRANGEMENT

Certain senior executives of the Company are covered under a Retirement Compensation Arrangement (RCA). Under the RCA, the benefit accrual is equal to 2.25% of the executive's Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive's salary plus incentive bonus in each of the best three consecutive years out of the last ten years of the executive's employment with the Company. Normal retirement is at age 62 and the pension is payable for only the lifetime of the executive. Participants can retire as early as age 50 with 5 years' service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

PENSION PLAN TABLE

                            YEARS OF CREDITED SERVICE

FINAL AVERAGE
  EARNINGS           15             20            25             30            35
  --------       ----------     ----------    ----------     ----------     ----------
  $125,000        42,187.50      56,250.00     70,312.50      84,375.00      98,437.50
   150,000        50,625.00      67,500.00     84,375.00     101,250.00     118,125.00
   175,000        59,062.50      78,750.00     98,437.50     118,125.00     137,812.50
   200,000        67,500.00      90,000.00    112,500.00     135,000.00     157,500.00
   225,000        75,937.50     101,250.00    126,562.50     151,875.00     177,187.50
   250,000        84,375.00     112,500.00    140,625.00     168,750.00     196,875.00
   300,000       101,250.00     135,000.00    168,750.00     202,500.00     236,250.00
   400,000       135,000.00     180,000.00    225,000.00     270,000.00     315,000.00
   500,000       168,750.00     225,000.00    281,250.00     337,500.00     393,750.00

The above table is applicable to D.A. Asper, L.J. Asper, R.C. Camilleri, J.E. Maguire and T.C. Strike. Credited service at January 1, 2005 will be as follows:

      Mr. D.A. Asper, 13.33 years
      Mr. L.J. Asper, 13.83 years;
      Mr. R.C. Camilleri, 2.50 years;
      Mr. J.E. Maguire, 14.33 years; and
      Mr. T.C. Strike, 18.42 years

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has the following employment agreements with named executive officers:

LEONARD J. ASPER

The Company has entered into a management services agreement with CanWest Direction Ltd. ("Direction") with respect to the services of Leonard Asper. In respect of services provided by Leonard Asper as President and Chief Executive Officer ("CEO") of the Company, the agreement provides for a base annual fee of $650,000 and incentive fees up to 150% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company's executives. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with the Company for a period of 12 months following expiration of his employment with the Company. Should Direction terminate the agreement within six months following a change in control of the Company, Direction is entitled to receive 18 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

RICHARD C. CAMILLERI

The Company has entered into an employment agreement with Richard C. Camilleri, its President, CanWest MediaWorks. For fiscal 2004, the agreement provides for a base annual salary of $600,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company's executives. The agreement provides the Company with the right to preclude Mr. Camilleri from employment by companies other than CanWest in the countries in which CanWest has operations for a period of up to 18 months subsequent to leaving CanWest. Under such circumstances, Mr. Camilleri is entitled to continue to receive salary and health benefits for a period up to 18 months.

THOMAS C. STRIKE

The Company has entered into an employment agreement with Thomas C. Strike, its President, CanWest MediaWorks International. For fiscal 2004, the agreement provides for a base annual salary of $520,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company's executives. In the event of termination following a change of control of the Company, Mr. Strike is entitled to a payment equivalent to two years base salary.

COMPOSITION OF THE COMPENSATION COMMITTEE

During the year ended August 31, 2004, the following were members of the Company's Compensation Committee: The Hon. Frank J. McKenna, P.C., Q.C. (Chair), Dr. Lloyd I. Barber, C.C., S.O.M., LL.D. and Ms. Jalynn H. Bennett, C.M.

REPORT ON EXECUTIVE COMPENSATION

The Company's compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.

Compensation packages reflect responsibilities and the marketplace, designed to be competitive with that of other publicly traded companies which, similar to the Company, are involved in the media and entertainment industry and with other publicly traded companies of comparable size in terms of revenue. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based incentives, long-term stock options and perquisites. The Compensation Committee (the "Committee") has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO's compensation package, as well as review and approve the CEO's compensation based on the Committee's evaluation of the CEO's performance. The Committee is also responsible to review, evaluate and recommend compensation packages for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.

Base salary has been determined for each named executive officer based upon individual performance and, in relation to comparable positions within the media industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive's experience, as well as to reward individual performance and one's achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year.

The amount of annual incentive payment is tied to two components: (i) achievement of improved financial results and (ii) achievement of personal objectives. The achievement of financial criteria and personal objectives have weightings of 75% and 25% respectively in the calculation of annual incentive payments. The financial criteria include a minimum year over year increase in the share price, a minimum year over year increase in net earnings and a minimum return on average shareholders' equity.

The long term stock option program (Executive Stock Option Plan) is designed to reward executives for their performance and contribution to the Company. Under the Executive Stock Option Plan, the Board may grant options to acquire Subordinate Voting Shares or Non-Voting Shares (see "Securities Authorized for Issuance Under Equity Compensation Plans"). Each participant in the plan is entitled to receive an annual grant of options, 50% of which is performance-based and dependent upon the financial performance of the Company. Specifically, for these performance-based options to be granted, the Company had to achieve at least two of the following three performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholders' equity. For fiscal 2004, these performance criteria were not achieved and therefore 50% of the option entitlement was not awarded. Options granted to executives in fiscal 2004 vest as follows: 40% vest two years after the grant, with an additional 20% three, four and five years after. The Company has determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and, accordingly, believe this Plan to be more restrictive than the majority of such plans of companies in the comparison groups.

Submitted by: Hon. Frank J. McKenna, P.C., Q.C.
              Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.
              Jalynn H. Bennett, C.M.
              Ronald J. Daniels

COMPENSATION OF THE CEO

In fiscal 2004, the CEO was paid a base salary of $650,000, a bonus of $73,125 and was granted options to acquire 30,000 Subordinate Voting Shares under the Executive Stock Option Plan. The annual performance based incentive of up to 150% of base salary was based upon agreed financial and personal objectives. In fiscal 2004, the incentive was based upon 60% achievement of personal objectives. The financial objectives were not fully achieved. The determination of the CEO's compensation is based on objectives determined and approved by the Board, as well as peer compensation (of other Chief Executive Officers of the media and entertainment companies on group and other Canadian company group). A comprehensive survey by a third party consulting firm was undertaken in 2004 in order to assist the Compensation Committee with its determination. As a result of the survey, the Compensation Committee will be implementing a new compensation package for the CEO.

PERFORMANCE GRAPH

The following graph shows changes over the past five year period in the value of $100 invested in: (1) CanWest's Subordinate Voting Shares; (2) the S&P/TSX Composite Index as of August 31, 2004; and (3) the TSX Media Index.

             CANWEST COMPARISON OF 5-YEAR TOTAL SHAREHOLDERS' RETURN
                            SUBORDINATE VOTING SHARES

             TOTAL RETURN INDEX VALUES (SUBORDINATE VOTING SHARES)

                                  [PERFORMANCE GRAPH]

                                    1999/8     2000/8      2001/8      2002/8      2003/8    2004/8
                                    ------     ------      ------      ------      ------    ------
CanWest Global CGS.SV               100.0       95.33       68.76      34.81        56.88     52.03
S & P / TSX Composite Index         100.0      163.42      109.01      99.05       114.81    130.30
TSX Media Index                     100.0      119.76       95.93      70.91        76.40     83.10

        Assuming an investment of $100 and the reinvestment of dividends

            CANWEST COMPARISON OF 5 YEAR TOTAL SHAREHOLDERS' RETURNS
                                NON-VOTING SHARES

The following graph shows changes over the past five year period in the value of $100 invested in (1) CanWest's Non-Voting Shares; (2) the S&P/TSX Composite Index as of August 31, 2004; and (3) the TSX Media Index. The Non-Voting Shares also trade on the New York Stock Exchange.

                TOTAL RETURN INDEX VALUES (NON - VOTING SHARES)

                                  [PERFORMANCE GRAPH]

                                  1999/8      2000/8     2001/8      2002/8     2003/8     2004/8
                                  ------      ------     ------      ------     ------     ------
CanWest Global CGS.NV             100.0        95.06      67.70      34.68       56.10      51.61
S & P / TSX Composite Index       100.0       163.42     109.01      99.05      114.81     130.30
TSX Media Index                   100.0       119.76      95.93      70.91       76.40      83.10

        Assuming an investment of $100 and the reinvestment of dividends

COMPENSATION OF DIRECTORS

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All directors are entitled to receive an annual director's fee of $30,000 and a maximum of $1,500 for each meeting attended. The Chairman of the Board receives an additional annual fee of $120,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings. In fiscal 2004 aggregate remuneration to directors was $364,833 of which directors elected to receive $170,167 in cash and $194,666 in DSUs.

Until fiscal 2004, the directors were also entitled to participate in the Executive Stock Option Plan. The Board has determined that directors will not receive grants of options in the future and have approved a Deferred Share Unit
(DSU) Plan. The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board has also introduced stock ownership guidelines which require non-executive directors to own stock equivalent to four times the annual directors' fee. Directors will have a period of five years to meet this guideline. Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. DSUs have a value equivalent to the value of the Company's Subordinate Voting Shares at any time. DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter. Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on the Company's Subordinate Voting Shares in the form of additional DSUs. Until the stock ownership threshold is reached, directors will be required to receive 50% of their annual retainer in DSUs. On November 2, 2004, the Chairman of the Board was issued 6,600 DSUs with a value of $79,180 and the other non-executive directors were each issued 4,400 DSUs with a value of $52,787 in respect of the 2004 fiscal year.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a) the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b) the annual premium for the current financial year is $722,925. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)   the policy provides for deductibles as follows:

      (i) with respect to the directors and officers, there is no deductible applicable; and

      (ii) with respect to reimbursement of the Company, there is a deductible of $2,000,000 per occurrence.

                    SECURITIES AUTHORIZED FOR ISSUANCE UNDER
                            EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

                                                                                         Number of securities
                                                                                        remaining available for
                                                                                         future issuance under
                                    Number of securities to       Weighted-average        equity compensation
                                    be issued upon exercise      exercise price of         plans (excluding
                                    of outstanding options,     outstanding options,    securities reflected in
        PLAN CATEGORY                 warrants and rights       warrants and rights          first column)
        -------------                 -------------------       -------------------          -------------
  EQUITY COMPENSATION PLANS
 APPROVED BY SECURITYHOLDERS               2,940,904                   $13.33                  10,988,758

EQUITY COMPENSATION PLANS NOT
 APPROVED BY SECURITYHOLDERS                  N/A                        N/A                      N/A

            TOTAL                          2,940,904                   $13.33                  10,988,758

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares, depending upon each executive's citizenship. The Executive Stock Option Plan is administered by the Board of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded ten years. Options granted up to December 31, 1995 are exercisable in equal annual instalments over a five year period at any time in each year, unless the Board determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual instalments over five years in the twelfth month of each year of the option with the exceptions of options granted to Directors which vest immediately. Options granted after January 1, 2000 and before November 2002 are exercisable over a six year period with one third of the options vesting after every two years. Options granted subsequent to November 2002 are exercisable over a five year period with 40% vesting after two years and 20% vesting each year thereafter. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time, may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Options granted to Executives since November 2002 have been granted according to a formula which is, in part, based upon achievement of specified financial objectives. Directors of the Company received options in November 2003 in respect of the fiscal year ended August 31, 2003. The Board has determined that directors will not receive grants of options in the future and have introduced a DSU Plan (see "Compensation of Directors").

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

With the exception of certain senior executives, Company employees are eligible to participate in the Employee Share Purchase Plan or Management Share Purchase Plan, each of which are part of the Company's Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares of the Company, depending upon the participant's citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum amount of 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from the Company. Such loans are to be repaid in full by December 31 of the year in which the loans were made.

AGGREGATE INDEBTEDNESS

                           AGGREGATE INDEBTEDNESS ($)

                               To the Company or its
    Purpose                        Subsidiaries          To Another Entity
Share purchases                       89,000                    NIL
Other (1)                            519,393                    NIL

(1) These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

             INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER
                 (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

                                                                        Financially
                                          Largest                         Assisted
                                           Amount                        Securities
                                        Outstanding        Amount        Purchases                     Amount Forgiven
                                        During Year     Outstanding     During Year                      During Year
                     Involvement of    Ending August   as at November  Ending August                    Ending August
     Name and          Company or         31, 2004        24, 2004        31, 2004     Security for        31, 2004
Principal Position     Subsidiary           ($)             ($)             (#)        Indebtedness          ($)
Securities Purchase Programs
       N/A                N/A                   -               -            -                  -             -

Other Programs (1)
   T.C. Strike           Lender           384,765         350,000            -           mortgage             -

(1) This loan was outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

                             APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP (or their predecessors Coopers & Lybrand) have served as auditors of the Company since 1985.

The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the auditors' remuneration must be passed by at least 50% of the votes cast by the holders of the Multiple Voting Shares and Subordinate Voting Shares of the Company voting together as a group, either present in person or represented by proxy at the Meeting.

                                 AUDITORS' FEES

For the year ended August 31, 2004, the Audit Committee has approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

                                    $000'S
Audit services                     3,655.0
Audit related services               279.9
Tax services                         426.8
                                   -------
                                   4,361.7
                                   =======

Prior to approval of any engagement of PricewaterhouseCoopers LLP, the Audit Committee ensures the provision of such services is compatible with maintaining the auditors' independence.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The CBCA permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2006 is August 25, 2005.

                                  STATEMENT OF
                         CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the "TSX Guidelines for Effective Corporate Governance" (the "TSX Guidelines"). A description of the Company's corporate governance practices follows, referring to each of the guidelines established in the TSX Guidelines.

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
1.      The Board should explicitly assume                      The general mandate of the Board is to
        responsibility for the Company's stewardship.           supervise the management of the
                                                                Company's business and affairs, to
                                                                act with a view to the Company's
                                                                best interests and to exercise the
                                                                care, skill and diligence that a
                                                                reasonably prudent person would
                                                                exercise in comparable
                                                                circumstances. In doing so, the
                                                                Board acts in accordance with:

                                                                - the CBCA, the Broadcasting Act,
                                                                  other laws that apply to media
                                                                  companies, as well as laws of
                                                                  general application

                                                                - the Company's articles of
                                                                  incorporation and by-laws

                                                                - written charters of the Board and
                                                                  Board committees

                                                                - the Company's Code of Ethics and
                                                                  other internal policies

                                                                Copies of the Company's Code of
                                                                Ethics, its Board Mandate and
                                                                committee charters are found at
                                                                www.canwestglobal.com.

        As part of its overall stewardship
        responsibilities, the Board is responsible for the following matters:

        (a) General Strategic Direction and Significant         - Reviewing and assessing the
            Initiatives                                           Company's operations with a view
                                                                  to ensuring the best performance is
                                                                  achieved;

                                                                - Reviewing and approving the
                                                                  Company's major development
                                                                  activities, including major
                                                                  acquisitions, investments and
                                                                  divestitures outside the ordinary
                                                                  course of business;

                                                                - Adopting a strategic planning
                                                                  process and approving, on at least
                                                                  an annual basis, a strategic plan
                                                                  which takes into account, among
                                                                  other things, the opportunities
                                                                  and risks of the business;

                                                                - Approving operating and capital
                                                                  budgets;

                                                                - Reviewing and approving the
                                                                  dividend policy and declaration of
                                                                  dividends; and

                                                                - Reviewing and approving major
                                                                  financing and any offering of our
                                                                  securities.

        (b) Risk Management                                     - Identifying the principal risks of
                                                                  the Company's business (including
                                                                  financial, accounting and legal
                                                                  risks) and ensuring the
                                                                  implementation of appropriate
                                                                  systems to manage these risks;

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
                                                                - Reviewing and ensuring the
                                                                  integrity of the Company's
                                                                  internal control and management
                                                                  information systems;

                                                                - Satisfying itself from time to
                                                                  time that the Company's operations
                                                                  are in material compliance with
                                                                  applicable laws and regulations;

                                                                - Reviewing and approving the
                                                                  external auditor to be nominated
                                                                  for the purpose of preparing or
                                                                  issuing an auditor's report or
                                                                  performing other audit, review or
                                                                  attest services for the Company,
                                                                  taking into account the
                                                                  recommendations of the Audit
                                                                  Committee; and

                                                                - Reviewing and approving the
                                                                  compensation of the external
                                                                  auditor, taking into account
                                                                  recommendations of the Audit
                                                                  Committee.

        (c) Human Resources and Compensation (including         - Appointing the President and CEO;
            the President and CEO)
                                                                - Reviewing and approving position
                                                                  descriptions for the Chair of the
                                                                  Board and the CEO, and, in the
                                                                  case of the CEO, taking into
                                                                  account the recommendation of the
                                                                  Compensation Committee;

                                                                - Reviewing and evaluating the
                                                                  performance of (i) the Chair of
                                                                  the Board, (ii) each executive
                                                                  officer who reports to the CEO,
                                                                  and (iii) any other employee that
                                                                  the Compensation Committee
                                                                  determines appropriate from time
                                                                  to time, taking into account
                                                                  evaluations provided by the
                                                                  Compensation Committee;

                                                                - Reviewing and approving
                                                                  compensation for (i) the Chair of
                                                                  the Board, (ii) each executive
                                                                  officer who reports to the CEO,
                                                                  and (iii) any other employee that
                                                                  the Compensation Committee
                                                                  determines appropriate from time
                                                                  to time, including base salary,
                                                                  long-term stock options and
                                                                  perquisites, taking into account
                                                                  the recommendations of the
                                                                  Compensation Committee;

                                                                - Reviewing and approving the
                                                                  remuneration of each director,
                                                                  taking into account the
                                                                  recommendations of the
                                                                  Compensation Committee;

                                                                - Reviewing and approving the
                                                                  Company's Amended and Restated
                                                                  Combined Share Compensation Plan
                                                                  and Deferred Share Unit Plan (the
                                                                  "Equity Plans") and Executive
                                                                  Annual Incentive Plan;

                                                                - Reviewing and approving grants
                                                                  under the Equity Plans, taking
                                                                  into account the recommendations
                                                                  of the Compensation Committee;

                                                                - Reviewing and approving any
                                                                  incentive or equity based
                                                                  compensation to be granted outside
                                                                  the Equity Plans or the Executive
                                                                  Annual Incentive Plan, taking into
                                                                  account recommendations of the
                                                                  Compensation Committee;

                                                                - Reviewing and approving the
                                                                  Company's compensation and
                                                                  benefits programs for its
                                                                  executive officers generally,
                                                                  taking into account
                                                                  recommendations of the
                                                                  Compensation Committee;

                                                                - Succession planning (including
                                                                  appointing, training and
                                                                  monitoring the Company's executive
                                                                  officers);

                                                                - Satisfying itself as to the
                                                                  integrity of the CEO and other
                                                                  executive officers and that the
                                                                  CEO and other executive officers
                                                                  create a culture of integrity
                                                                  throughout the organization; and

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
                                                                - Overseeing and monitoring the
                                                                  Company's pension plans and other
                                                                  retirement arrangements, or, to
                                                                  the extent this function is
                                                                  delegated to the Pensions
                                                                  Committee, requesting updates and
                                                                  other relevant information from
                                                                  the Pensions Committee from time
                                                                  to time.

        (d) Communications and Disclosure                       - Reviewing with management from
                                                                  time to time the Company's
                                                                  procedures for receiving feedback
                                                                  from shareholders, including
                                                                  written and electronic feedback,
                                                                  and satisfying itself that
                                                                  appropriate procedures are in
                                                                  place or recommending changes
                                                                  where desirable; and

                                                                - Reviewing and approving the
                                                                  Company's (i) quarterly and annual
                                                                  financial statements and
                                                                  accompanying management's
                                                                  discussion and analysis, (ii)
                                                                  annual report, (iii) annual
                                                                  information form, (iv) annual and
                                                                  quarterly press releases, and (v)
                                                                  annual notice of meeting,
                                                                  management information circular
                                                                  and proxy form, taking into
                                                                  account the recommendations of the
                                                                  Audit Committee, where applicable.

        (e) Corporate Governance                                - Reviewing and approving a set of
                                                                  corporate governance principles
                                                                  applicable to the Company, taking
                                                                  into account recommendations of
                                                                  the Governance and Nominating
                                                                  Committee.

2.      The Board should be constituted with a                  The Company's Board currently
        majority of individuals who qualify as                  consists of ten directors. The Board
        "unrelated directors" (i.e. independent of              has determined that the number of
        management and free from any business or other          directors to be elected at the
        relationship which could, or could reasonably           Meeting will be nine. The proposed
        be perceived to, materially interfere with the          Board will consist of six unrelated
        director's ability to act with a view to the            directors and three related
        Company's best interests other than interests           directors. The six unrelated
        and relationships arising from shareholding).           directors are: Dr. Lloyd I. Barber,
                                                                C.C., S.O.M., LL.D.; Mr. Frank W.
        If the Company has a significant shareholder,           King, O.C., P. Eng.; Mr. Ronald J.
        in addition to a majority of unrelated                  Daniels; Mr. David J. Drybrough,
        directors, the Board should include a number            FCA; Mr. Paul V. Godfrey, C.M. and
        of directors who do not have interests in or            The Hon. Frank J. McKenna, P.C.,
        relationships with either the Company or the            Q.C.. The remaining three directors
        significant shareholder and which fairly                are related. Accordingly, the Board
        reflects the investment in the Company by               will be constituted with a majority
        shareholders other than the significant                 of individuals who qualify as
        shareholder (a significant shareholder being a          unrelated directors.
        shareholder with the ability to exercise a
        majority of the votes for the election of the           The Company is indirectly controlled
        Board).                                                 by Mrs. Ruth M. Asper, David Asper,
                                                                Gail Asper and Leonard Asper. Each
                                                                of David Asper, Gail Asper and
                                                                Leonard Asper are senior officers of
                                                                the Company and proposed for
                                                                election as directors. Mrs. Ruth M.
                                                                Asper and trusts for the benefit of
                                                                members of the late I.H. Asper's
                                                                family including David Asper, Gail
                                                                Asper and Leonard Asper, directly or
                                                                indirectly own all of the Multiple
                                                                Voting Shares of the Company and
                                                                3,462,874 Subordinate Voting Shares
                                                                of the Company, which, together,
                                                                represent approximately 89% of the
                                                                total votes and 45% of the total
                                                                equity and therefore, together, are
                                                                a "significant shareholder" of the
                                                                Company within the meaning of the
                                                                TSX Guidelines. CanWest
                                                                Communications, the Trusts, and the
                                                                noted individuals have entered into
                                                                a voting trust which governs how the
                                                                Company's shares held by CanWest
                                                                Communications are to be voted. (See
                                                                "Voting Securities and Principal
                                                                Holders of Securities" for further
                                                                particulars.)

                                                                The Subordinate Voting Shares which
                                                                are held by shareholders ("public
                                                                shareholders") other than the
                                                                Corporation's significant
                                                                shareholder and any of its
                                                                affiliates represent approximately
                                                                11% of the total votes and together
                                                                with the Non-Voting Shares which are
                                                                held by public shareholders
                                                                represent 55% of the total equity.

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
                                                                The directors believe that the six
                                                                unrelated directors do not have
                                                                interests in or relationships with
                                                                either the Company or the
                                                                significant shareholder.
                                                                Approximately 55% of the equity
                                                                shares of the Company are held by
                                                                public shareholders and the
                                                                directors therefore believe that the
                                                                membership on the Board of these six
                                                                unrelated directors, being
                                                                two-thirds of the total number of
                                                                directors, fairly reflects the
                                                                investment in the Company by public
                                                                shareholders.

3.      The Board has responsibility for applying the           In determining whether the directors
        definition of "unrelated director" to each              were unrelated, the Board examined
        individual director and for disclosing                  the factual circumstances of each
        annually the analysis of the application of             director and considered them in the
        the principles supporting this definition and           context of many factors and
        whether the Board has a majority of unrelated           concluded that a majority of the
        directors.                                              directors in question were
                                                                unrelated.

4.      The Board should appoint a committee of                 The Governance and Nominating
        directors composed exclusively of outside               Committee is responsible for
        (i.e. non-management) directors, a majority of          considering and recommending
        whom are unrelated directors, with the                  nominees for election to the Board.
        responsibility for proposing new nominees to            This committee is also responsible
        the Board and for assessing directors on an             for establishing procedures to
        ongoing basis.                                          evaluate the Board and each director
                                                                and overseeing such evaluation. In
                                                                considering nominees for election to
                                                                the Board, the Governance and
                                                                Nominating Committee takes into
                                                                account geographic diversity and
                                                                considers the primary markets in
                                                                which the Company operates as well
                                                                as the appropriate expertise and
                                                                background to contribute support the
                                                                Company's strategy and operations.

                                                                Currently, all of the members of the
                                                                Board are members of the committee.
                                                                The Governance and Nominating
                                                                Committee is composed of a majority
                                                                of unrelated directors. Going
                                                                forward, the Board has agreed that
                                                                the Governance and Nominating
                                                                Committee will be composed of three
                                                                directors, all of whom will be
                                                                unrelated.

5.      The Board should implement a process to be              The Governance and Nominating
        carried out by the appropriate committee for            Committee is responsible for
        assessing the effectiveness of the Board, its           reviewing annually the structure and
        committees and the contributions of individual          mandates of each Board committee
        directors                                               (including this committee) and
                                                                assessing the effectiveness of each
                                                                Board committee. In addition, issues
                                                                regarding quality of information,
                                                                suggestions regarding the
                                                                appointment of new directors and
                                                                issues regarding Board performance
                                                                have also been raised and have been
                                                                regularly explored at meetings of
                                                                the Board. It is also the
                                                                responsibility of the Chair of the
                                                                Board to ensure effective operation
                                                                of the Board and to ensure the Board
                                                                discharges its responsibilities.

6.      The Board should provide an orientation and             New directors are given the
        education program for new directors                     opportunity to individually meet
                                                                with senior management to improve
                                                                their understanding of the Company's
                                                                operations and tours are arranged of
                                                                several of the Company's key
                                                                operations for the new directors.
                                                                New directors are also provided with
                                                                a reference binder that contains
                                                                information on the Company's
                                                                organizational structure, the
                                                                structure of the Board and its
                                                                committees, Company policies,
                                                                articles and by-laws, as well as
                                                                Board materials for the preceding 12
                                                                months. On an ongoing basis, during
                                                                regularly scheduled Board meetings,
                                                                directors are given presentations on
                                                                various aspects of the Company's
                                                                activities and functions. In
                                                                addition, regardless of whether a
                                                                meeting of the Board is scheduled,
                                                                all directors regularly receive
                                                                information on the Company's
                                                                operations including a report from
                                                                the CEO, a report on corporate
                                                                development activities, operations
                                                                reports, a financial overview and
                                                                other pertinent information. All
                                                                executives are available for
                                                                discussions with directors
                                                                concerning any questions or comments
                                                                which may arise between meetings.

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
7.      The Board should examine its size and, with a           The Company's Board currently
        view to determining the impact of the number            consists of ten directors. The Board
        upon effectiveness, undertake where                     has determined that the number of
        appropriate, a program to reduce the number of          directors to be elected at the
        directors to a number which facilitates Board           Meeting will be nine. The relatively
        effectiveness.                                          small size of the Board has enabled
                                                                it to be extremely flexible with
                                                                regard to scheduling meetings,
                                                                including unplanned meetings which
                                                                are called in order to review new
                                                                opportunities. The Board is thus
                                                                able to act quickly and remain well
                                                                informed at all times. Management
                                                                has been able to liaise regularly
                                                                with the Board to seek approval for
                                                                any activities outside the normal
                                                                course of business.

                                                                The Board believes that its current
                                                                size and range of expertise and
                                                                skills facilitates Board
                                                                effectiveness.

8.      The Board should review the adequacy and form           The Compensation Committee reviews
        of compensation of directors in light of the            how directors are compensated for
        risks and responsibilities involved in being            serving on the Board and its
        an effective director.                                  committees and recommends any
                                                                changes to the Board. In this
                                                                regard, the Compensation Committee
                                                                compares the directors' compensation
                                                                to that of similar companies.

9.      Committees of the Board should generally be             The Board has four committees. The
        composed of outside directors, a majority of            Chair of the Board is an ex-officio
        whom should be unrelated.                               member of all committees of the
                                                                Board, subject to the limitations
                                                                set out in the Company's by-laws.

                                                                - The Audit Committee is composed
                                                                  entirely of outside directors, all
                                                                  of whom are unrelated. Under the
                                                                  terms of the Audit Committee
                                                                  charter, the committee is
                                                                  responsible for, among other
                                                                  things, reviewing the Company's
                                                                  financial reporting procedures,
                                                                  internal controls, recommending
                                                                  the appointment of the external
                                                                  auditors, as well as reviewing the
                                                                  performance of the Company's
                                                                  external auditors. The Audit
                                                                  Committee also establishes the
                                                                  external auditors' compensation.
                                                                  Since fiscal 2002, the Audit
                                                                  Committee has had in place a
                                                                  policy limiting the scope of the
                                                                  external auditors' services to
                                                                  audit and audit related
                                                                  activities, including tax
                                                                  services. Prior approval of any
                                                                  audit related expenses in excess
                                                                  of $50,000 is required. The Audit
                                                                  Committee is also responsible for
                                                                  reviewing the quarterly and the
                                                                  annual financial statements and
                                                                  related news releases, as well as
                                                                  Management's Discussion and
                                                                  Analysis of Financial Results
                                                                  prior to their approval by the
                                                                  Board. The Audit Committee also
                                                                  receives and reviews quarterly,
                                                                  managements' report on compliance
                                                                  with the Company's policy on full
                                                                  and non-selective disclosure of
                                                                  material information. The Company
                                                                  has an Internal Audit group which
                                                                  reports to the Audit Committee.

                                                                - The Compensation Committee is
                                                                  composed entirely of outside
                                                                  directors, all of whom are
                                                                  unrelated directors. The
                                                                  Compensation Committee makes
                                                                  recommendations to the Board on,
                                                                  among other things, executive
                                                                  compensation, approves the
                                                                  compensation of the CEO, and
                                                                  reviews other aspects of executive
                                                                  compensation, such as the
                                                                  Company's share compensation
                                                                  plans. The Compensation Committee
                                                                  also ensures that the Company
                                                                  complies with corporate and
                                                                  securities legislation with
                                                                  respect to executive compensation
                                                                  disclosure in the annual
                                                                  information circular.

                                                                - The Pensions Committee is composed
                                                                  of four members. Three of the
                                                                  members are outside directors, all
                                                                  of whom are unrelated directors.
                                                                  One member of the Pensions
                                                                  Committee is related. The Pensions
                                                                  Committee is responsible for
                                                                  overseeing matters relating to the
                                                                  investment policies and
                                                                  performance of the Company's
                                                                  pension funds.

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------

                                                                - The Governance and Nominating
                                                                  Committee is currently composed of
                                                                  all members of the Board, a
                                                                  majority of whom are unrelated.
                                                                  (See items 4, 5 and 10 for the
                                                                  responsibilities of this
                                                                  Committee.)

10.     The Board should expressly assume                       The Governance and Nominating
        responsibility for, or assign to a committee            Committee is responsible for
        the general responsibility for, developing the          developing and recommending to the
        Company's approach to governance issues.                Board a set of corporate governance
                                                                principles applicable to the
                                                                Company. This Committee also
                                                                monitors compliance with any rules,
                                                                regulations, procedures or
                                                                guidelines promulgated by regulatory
                                                                authorities having jurisdiction over
                                                                the Company (including applicable
                                                                stock exchanges) relating to
                                                                corporate governance. The Board is
                                                                responsible for reviewing and
                                                                approving the set of corporate
                                                                governance principles recommended by
                                                                the Governance and Nominating
                                                                Committee. The Corporate Secretary,
                                                                who is also a director, is
                                                                responsible for ensuring all
                                                                corporate governance matters are
                                                                reviewed by the Board and the
                                                                Governance and Nominating Committee,
                                                                as appropriate.

11.     The Board, together with the CEO, should                A position description has been
        develop position descriptions for the Board             developed for the CEO. The
        and for the CEO, including the definition of            Compensation Committee is
        the limits to management's responsibilities.            responsible for reviewing and
        The Board should approve or develop corporate           approving the corporate objectives
        objectives, which the CEO is responsible for            (financial and personal) which the
        meeting and assess the CEO against these                CEO is responsible for meeting. This
        objectives.                                             committee also conducts the annual
                                                                assessment of the CEO's performance
                                                                against these objectives. The
                                                                results of the assessment are
                                                                reported to the Board.

                                                                In addition to those matters which
                                                                must by law be approved by the
                                                                Board, the Board reviews and
                                                                approves dispositions, acquisitions
                                                                or investments which are outside the
                                                                ordinary course of business of the
                                                                Company. The Board also reviews and
                                                                approves operating and capital
                                                                budgets. The Board also reviews the
                                                                recommendations of the Compensation
                                                                Committee as to the adequacy and
                                                                form of compensation of the
                                                                directors to ensure that
                                                                compensation realistically reflects
                                                                the responsibilities and risks
                                                                involved in being an effective
                                                                director. The Board also approves
                                                                changes in senior management. The
                                                                directors have access to management
                                                                and the Company's advisors in order
                                                                to assist in their understanding of
                                                                proposed Board actions and the
                                                                implications of voting for or
                                                                against such actions.

12.     The Board should have in place appropriate              In order to ensure that the Board
        structures and procedures to ensure the Board           can function independently from
        can function independently of management.               management, the Company has
                                                                separated the roles of Chair and CEO
                                                                through the appointment of the Hon.
                                                                Frank J. McKenna, P.C., Q.C. as
                                                                Chair of the Board and Mr. Leonard
                                                                Asper as CEO.

                                                                The majority of the Board members
                                                                are independent directors.

                                                                At regularly scheduled Board and
                                                                committee meetings, the independent
                                                                directors meet separately from
                                                                management.

13.     The Audit Committee should be composed only of          The Audit Committee is composed only
        unrelated directors. The roles and                      of unrelated and independent
        responsibilities of the Audit Committee should          directors. The roles and
        be specifically defined so as to provide                responsibilities of the Audit
        appropriate guidance to Audit Committee                 Committee are set out in its charter
        members as to their duties. The Audit                   (see item 9, Audit Committee, for
        Committee should have direct communication              further particulars.)
        channels with the internal and external
        auditors to discuss and review specific issues          All of the members of the Audit
        as appropriate. The Audit Committee duties              Committee are financially literate.
        should include oversight responsibility for
        management reporting on internal controls.              The Audit Committee has direct
        While it is management's responsibility to              communications channels with the
        design and implement an effective system of             internal and external auditors to
        internal controls, it is the Audit Committee's          discuss and review specific issues
        responsibility to ensure that management has            as appropriate.
        done so.
                                                                The Audit Committee Charter is
                                                                reviewed by the Board at least
                                                                annually.

                        TSX GUIDELINES                          THE COMPANY'S GOVERNANCE PRACTICES
                        --------------                          ----------------------------------
                                                                The Audit Committee meets with the
                                                                Company's external and internal
                                                                auditors absent management at all
                                                                regularly scheduled meetings.

                                                                The Audit Committee annually carries
                                                                out a self-assessment by means of a
                                                                questionnaire, the results of which
                                                                are reported to the Chair of the
                                                                Governance and Nominating Committee.

14.     The Board should implement a system to enable           Individual directors may, with the
        an individual director to engage an outside             consent of the Chair of the
        advisor at the Company's expense in                     Governance and Nominating Committee,
        appropriate circumstances. The engagement of            engage outside advisors at the
        the outside advisor should be subject to the            expense of the Company. Committees
        approval of an appropriate committee of the             of the Board are authorized by the
        Board.                                                  Board from time to time, and as
                                                                appropriate, to retain outside
                                                                advisors at the Company's expense.
                                                                In addition, the Compensation
                                                                Committee is permitted, without any
                                                                separate approval being required, to
                                                                retain consulting firms at the
                                                                expense of the Company, to assist
                                                                the committee in the evaluation of
                                                                the CEO and other executive officers
                                                                and in setting executive
                                                                compensation.

                              SHAREHOLDER FEEDBACK

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder.

                      AVAILABILITY OF DISCLOSURE DOCUMENTS

Copies of the Company's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Company for the fiscal year ended August 31, 2004, together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for the fiscal year ended August 31, 2004, the interim financial statements of the Company for periods subsequent to August 31, 2004 and this Circular are available upon request from the Secretary of the Company, and without charge to security holders of the Company. Additional information related to the Company is on SEDAR at www.sedar.com.

                               DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

/s/ Gail S. Asper

Gail S. Asper
Secretary

Winnipeg, Canada
November 24, 2004

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